BARNETT & LINN
ATTORNEYS AT LAW
60 Kavenish Drive ● Rancho Mirage, CA 92270

www.barnettandlinn.com

WILLIAM B. BARNETT		Telephone: 442-274-7571
Attorney/Principal
wbarnett@wbarnettlaw.com

May 4, 2023

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	David Edgar, Senior Staff Accountant
Kathleen Collins, Accounting Branch Chief

Re:	FDCTech Inc. (“Registrant” and/or “Company”)
Form 10-K for the Year Ended December 31, 2022
Filed April 17, 2023
File No. 000-56338

Gentlepersons:

The Registrant hereby files Amendment No. 2 to Registration Statement on Form 10-K/A (“Amendment No. 2). We have revised Amendment No.2 in accordance with written comments received on May 2, 2023, from the Division of Corporation Finance, Office of Technology.

To assist the staff in reviewing Registrant’s responses, we have provided a copy of Amendment No. 2 (“marked to show changes”). Our responses below correspond to each comment number referred to in the letter dated May 2, 2023.

Form 10 for the Year Ended December 31, 2022

Explanatory Note

We have added an Explanatory Note after the Cover page to the Amendment No. 2

Item 9A. Controls and Procedures, page 15

1.	In accordance with your comment, we have added disclosure required by Item 308(a) of Regulation S-K.

Evaluation of Disclosure Controls and Procedures, page 15

2.	In accordance with your comment, we have updated the date to December 31, 2022, and added disclosure related to management’s conclusion on the effectiveness of the Registrant’s controls and procedures.

Certifications. Exhibits 31.1 and 31.2

3.	In accordance with your comment, we have updated Exhibits 31.1 and 31.2 – by including the introductory language in paragraph 4 or paragraph 4(b) concerning internal control over financial reporting. This Filing disclosure also contains new certifications by the principal executive officer and the principal financial officer in Exhibits 31.1, 31.2, 32.1, and 32.2 as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

We believe that we have responded to all your written comments fairly and reasonably. Please do not hesitate to contact the undersigned by email or on my mobile at 818-424-6567 as soon as possible should you have further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,

Barnett & Linn

William B. Barnett

WBB: L. G.

cc/ Mr. Mitchell M. Eaglstein, CEO